SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

VITACOST.COM, INC.

(Name of Subject Company)

VITACOST.COM, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

92847A200

(CUSIP Number of Class of Securities)

Mary Marbach

Chief Legal Officer and Corporate Secretary

Vitacost.com, Inc.

5400 Broken Sound Blvd. NW – Suite 500

Boca Raton, Florida 33487-3521

(561) 982-4180

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Robert Sanchez, Esq.

Daniel Peale, Esq.

Wilson Sonsini Goodrich & Rosati

1700 K Street, NW, Fifth Floor

Washington, DC 20006

(202) 973-8800

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on July 18, 2014, as amended by Amendment No. 1 filed on August 1, 2014, Amendment No. 2 filed on August 8, 2014 and Amendment No. 3 filed on August 13, 2014 (as previously filed with the SEC and as amended and supplemented from time to time, the “Schedule 14D-9”) by Vitacost.com, Inc., a Delaware corporation (“Vitacost” or the “Company”), relating to the offer (the “Offer”) by Vigor Acquisition Corp., a Delaware corporation (“Purchaser”), and wholly owned subsidiary of The Kroger Co., an Ohio corporation (“Kroger”), as set forth in a Tender Offer Statement filed by Kroger and Purchaser on Schedule TO, dated July 18, 2014, as amended by Amendment No. 1 filed on August 1, 2014 and Amendment No. 2 filed on August 13, 2014 (as previously filed with the SEC and as amended and supplemented from time to time, the “Schedule TO”) to purchase all of the outstanding shares of common stock, par value $0.00001 per share, of the Company (the “Shares”) at a purchase price of $8.00 per Share, net to the holder thereof in cash, without interest and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 18, 2014 and the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 4.

This Amendment No. 4 is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The section entitled “Additional Information” is hereby amended and supplemented by including the following new subsection at the end thereof:

“Final Results of the Offer and Completion of the Merger

The Offer expired as scheduled at 5:00 PM, New York City time, on August 15, 2014. Kroger announced that, as of the expiration of the Offer, a total of 29,842,390 Shares, representing approximately 86.68% of the outstanding Shares at such time, had been validly tendered into and not properly withdrawn pursuant to the Offer. In addition, American Stock Transfer & Trust Company, LLC, the depositary for the Offer, advised that it received commitments to tender to Purchaser 836,275 additional shares under the guaranteed delivery procedures in the Offer prior to the expiration of the offering period representing approximately 2.43% of the outstanding Shares. Accordingly, the minimum condition set forth in the Merger Agreement has been satisfied. Following the expiration of the Offer, Purchaser accepted for payment all Shares that were validly tendered and not withdrawn prior to the expiration of the Offer according to the terms and conditions of the Offer, and expects to promptly pay for such Shares.

Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Kroger and Purchaser will complete the acquisition of Vitacost without the vote of Vitacost’s stockholders in accordance with Section 251(h) of the DGCL. At the Effective Time, each of the then issued and outstanding Shares (other than (i) Shares owned by Kroger, Purchaser or Vitacost, (ii) Shares held by any subsidiary of Vitacost or Kroger (other than Purchaser) and (iii) Shares held by Vitacost stockholders who have neither voted in favor of the Merger nor consented thereto in writing and who have properly and validly perfected their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL) will be cancelled and converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon and subject to any required tax withholding.

After the Merger, Vitacost’s common stock will no longer be listed on the NASDAQ Global Market, and will be deregistered under the Exchange Act, and Vitacost will no longer file periodic reports with the SEC on account of the Vitacost common stock.

On August 18, 2014, Kroger issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. A copy of the press release is filed as Exhibit (a)(5)(J) hereto and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by addition of the following exhibit:

Exhibit No.	Description

(a)(5)(J)	Press Release issued by Kroger on August 18, 2014 (incorporated by reference to Exhibit (a)(5)(H)) to the Schedule TO/A filed with the SEC by The Kroger Co. on August 18, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VITACOST.COM, INC.

By:	/s/ Jeffrey J. Horowitz
Name:	Jeffrey J. Horowitz
Title:	Chief Executive Officer

Dated:	August 18, 2014

3